ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 10, 2019

Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. David Orlic, Esq.

Re:	AllianzGI Artificial Intelligence & Technology Opportunities Fund
File Nos. 333-231889 and 811-23446

Dear Mr. Orlic:

On behalf of AllianzGI Artificial Intelligence & Technology Opportunities Fund (formerly known as AllianzGI Artificial Intelligence Opportunities Fund) (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) via telephone on September 3, 2019, on Pre-Effective Amendment No. 1, dated August 12, 2019, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on the Fund’s initial registration statement filing on June 27, 2019, to which we provided responses in correspondence submitted to the SEC on August 12, 2019 (the “August 12 Response Letter”).

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, to be filed on or about the date hereof, or in another pre-effective amendment to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

1.	Comment: The Staff reiterates comment 3 in the August 12 Response Letter.

Response: As discussed with the Staff, the Fund has made the following revisions to the referenced disclosure (the new disclosure is underlined and deletions indicated in strikethrough):

The Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of securities issued by artificial intelligence companies~~.~~ and in other companies that stand to benefit from artificial intelligence and other technology opportunities. The ~~For these purposes, the~~ Fund considers ~~(i)~~ artificial intelligence to mean the use of systems or other technologies able to either perform tasks that normally involve human intelligence, such as visual perception, speech recognition and decision-making, or leverage data-driven insights to deliver new solutions. Under normal circumstances, at least 15% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in artificial intelligence companies, which the Fund defines as companies for which one or more of the following conditions is satisfied: (i) the production, design, marketing or deployment of artificial intelligence or artificial intelligence enabling technology represents at least a significant portion (i.e., 20% or more) of the company’s revenue, profits or assets; or (ii) the company has disclosed publicly that its primary business is to provide products and services focused on the development, utilization, sales and/or support of artificial intelligence. The balance of the Fund’s assets that satisfy the 80% test above will include securities issued by companies that have committed material resources to initiatives involving research and development, proof of concept testing, deployment or utilization of artificial intelligence or other new technologies to innovate or disrupt a core business or an adjacent business through generating new revenue streams, enhancing existing revenue streams or benefitting from significant cost reductions. The Fund will analyze and evaluate each company with regard to the foregoing conditions, assessing the size, scale, and commercial potential of such company’s involvement with artificial intelligence and/or other new technologies. In general, the companies in which the Fund invests may include companies, across a wide range of industries and market capitalizations, that produce, ~~and (ii) artificial intelligence companies to include companies, across a wide range of industries, that produce,~~ design or market artificial intelligence technologies or other new technologies, use artificial intelligence or other new technologies in their product development or operations or are expected to benefit significantly from artificial intelligence or other new technologies and related developments.

2.

Comment: The provisions in Section 11 of the Fund’s Bylaws and Article III, Sections 5 and 6 of the Fund’s Agreement and Declaration of Trust raise issues with respect to Section 14 of the Securities Act of 1933, as amended, and Section 29(a) of the Securities Exchange Act of 1934, as amended. Please revise accordingly.

Response: Without agreeing with the Staff’s position, the Fund will remove Section 11 from the Fund’s Bylaws (relating to forum for adjudication of disputes) and Article III, Section 6 (relating to direct shareholder claims) from the Fund’s Agreement and Declaration of Trust. Amended and restated versions of the Fund’s Bylaws and Declaration of Trust will be filed as exhibits to the next pre-effective amendment to the Fund’s registration statement.

The provisions in Article III, Section 5 of the Fund’s Declaration of Trust, relating to derivatives claims, are customary and consistent with the Massachusetts corporate shareholder demand statute. See Mass. Gen. Laws ch. 156D, § 7.42 (2019). The Fund is not aware of any manner in which Article III, Section 5 of the Fund’s Declaration of Trust is inconsistent with the federal securities statutes referenced by the Staff. The Fund notes that, among many other examples, the declarations of trust of Highland Global Allocation Fund (File No. 333-229628, declared effective February 13, 2019), PIMCO Energy and Tactical Credit Opportunities Fund (File No. 333-228041, declared effective January 29, 2019) and Eaton Vance Floating-Rate 2022 Target Term Trust (File No. 333-216805, declared effective July 26, 2017) each include substantially similar provisions.

3.

Comment: Under “Summary of Fund Expenses” in the Fund’s prospectus, please clarify the Fund’s anticipated use of leverage. If the Fund does not anticipate using leverage in its first year, please do not include leverage in the fee table.

Response: The Fund has revised its fee table and the lead-in language to clarify that it does not intend to use leverage within its first year of operations. As discussed with the Staff, the Fund has, for illustrative purposes, included an additional fee table that reflects leverage in a footnote to the fee table.

4.	Comment: Please see comment 21 in the August 12 Response Letter. Please add the referenced charges and fees into the Fund’s fee table.

Response: The requested change has been made.

5.

Comment: Please see comment 31 in the August 12 Response Letter. Please revise the Fund’s disclosure regarding coverage of reverse repurchase agreements to track the applicable language in Investment Company Act Release No. 10666 (Apr. 18, 1979). Please revise accordingly.

Response: The Fund has made the following revisions to the referenced disclosure (the new disclosure is underlined and deletions indicated in strikethrough):

The Fund may segregate liquid assets equal to its obligations under reverse repurchase agreements (~~on a daily mark-to-market basis, insofar as the Fund’s expected obligation fluctuates based on the daily market value of the underlying asset~~i.e., for each repurchase agreement that lacks a specified repurchase price, liquid assets equal in value to the proceeds received on any sale subject to repurchase plus accrued interest, and for each repurchase agreement with a specified repurchase price, an amount equal to the repurchase price).

6.	Comment: The Staff reiterates comment 33 in the August 12 Response Letter.

Response: The Fund has made the following revisions to the referenced disclosure (the new disclosure is underlined and deletions indicated in strikethrough):

If the Fund were to convert to an open-end company, the Common Shares likely would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If the Fund converts to open-end status, it likely would impose ongoing distribution and service fees on its shares~~, may impose~~ and sales charges on sales of new retail class shares. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in securities or in a combination of cash or securities. If such payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Stock would be sold to retail investors at net asset value plus a sales load. ~~and may reserve the right to redeem shares in-kind.~~ If the Fund converts to open-end status, it would most likely offer shares pursuant to a new registration statement, which will contain information regarding these and other arrangements. See the SAI under “Repurchase of Common Shares; Conversion to Open-End Fund” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

7.

Comment: The Staff notes that disclosure under “Underwriting” in the Fund’s prospectus states, “As part of the Fund’s payment of the Fund’s offering expenses, the Fund has agreed to pay expenses related to the fees and disbursements of counsel to the underwriters, in an amount equal to $[            ] in the aggregate, in connection with the review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Common Shares.” This is inconsistent with disclosure elsewhere in the prospectus. Please revise accordingly.

Response: The Fund has made the following revisions to the referenced disclosure (the new disclosure is underlined and deletions indicated in strikethrough):

~~As part of the Fund’s payment of the Fund’s offering expenses, the Fund has~~The Investment Manager (and not the Fund) has also agreed to pay expenses related to the fees and disbursements of counsel to the underwriters~~, in an amount equal to $[            ] in the aggregate,~~ in connection with the offering and the review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Common Shares.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.